Filed by Magnum Hunter Resources, Inc.
pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Act of 1934

Magnum Hunter Resources, Inc. File No.: 1-12508
Subject Company: Magnum Hunter Resources, Inc.

THE FOLLOWING IS A TRANSCRIPT OF THE CONFERENCE CALL
HELD BY MAGNUM HUNTER RESOURCES, INC. AND PRIZE ENERGY CORP.
ON DECEMBER 18, 2001.

MAGNUM HUNTER RESOURCES INC.
Host: Gary Evans
December 18, 2001/2:00 p.m. CST

MAGNUM HUNTER RESOURCES INC.

December 18, 2001
2:00 p.m. CST

Moderator

Ladies and gentlemen, thank you for standing by. Welcome to the Magnum Hunter and Price Energy Merger teleconference. At this time all participants are in a listen only mode. Later we will conduct a question and answer session, with instructions given at that time. As a reminder, this teleconference is being recorded.

I would now like to turn the conference over to the Chairman, President and Chief Executive Officer, Mr. Gary Evans. Please go ahead, sir.

G. Evans

Thank you, operator and thank all of you for dialing in today.

We have an exciting announcement that we made early this morning about a business combination between Price Energy and Magnum Hunter Resources. The two companies combined will have a combined enterprise value of about $1.2 billion, and before I go into the details of the transaction, let me first provide to you the forward-looking disclosure statement.

The things that we’ll be talking about today and what was in the release this morning, contain certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements in Magnum Hunter Resources' as well as Price Energy’s business and prospects are subject to a number of risks, including volatility of oil and gas prices, the need to develop and replace our reserves, the substantial capital expenditures required by both companies to fund its operations, environmental risks, drilling and operating risk, risk related to exploration of development drilling, uncertainties about estimates of our reserves, competition, government regulation and the ability of the company to implement our various business strategies. These and other risks are described in both company’s reports that are available from the Securities and Exchange Commission.

The announcement we made this morning is very exciting for both company’s shareholders. It’s truly a business combination that is a win-win for each of our shareholders. Combined, we will have a significantly larger reserve base, the Company’s reserves will exceed over a trillion cubic feet of natural gas equivalent based on last year’s 12/31 reserves. The daily production for the combined companies will increase significantly. On a combined basis we’re looking at about right at 250 million cubic feet a day. Historically, if you look at the last nine months, it was about 232. The Company will have a much stronger balance sheet and with that will come enhanced financial flexibility. The Company’s debt to capitalization ratio will drop somewhere between 59 to 66%, depending upon the cash component that’s used in the completion of the merger.

There’s a strong asset overlay. These two companies properties fit together like a glove. The Permian Basin of West Texas, where there’s a lot of common ownership in properties, both there and Southeastern New Mexico, the mid-continent region of western Oklahoma and the Texas Panhandle, as well as the onshore Gulf Coast area of south Texas and Louisiana, which will be a new area, in many respects, for Magnum Hunter, and is an area we’ve been trying to get involved in for about three or four years.

The drilling inventory of the combined companies is phenomenal; over 1,000 onshore drilling locations that are basically picked and in our inventory. Most of these locations are held by production, so they’re not locations that we have to drill tomorrow, but that gives us plenty of fuel for growth onshore. Additionally, Magnum Hunter has over 45 lease blocks in the Gulf of Mexico that we own and have acquired over the past two years. Most of that is all undrilled. So if you take the onshore and the offshore, we believe we have one of the best inventories of any independent oil and gas company to fuel our future growth.

The significant exploration upside also comes with the efforts that Magnum Hunter’s been making over the past couple years, both onshore and offshore. We have active exploration programs going on in West Texas with Occidental Petroleum, south Texas with Anadarko and offshore primarily operated and with other companies like Remington, Unocal, El Paso and others.

The cost savings potential is being reviewed. Obviously both companies are here in Dallas; we’re only about three miles apart. We believe the synergies of having two companies combined this closely together will be obvious and as the transaction progresses over the next three to four months, we’ll determine exactly how that integration will occur.

The commodity price hedge position of both companies is quite significant. In fact, on a pro forma basis, the two combined companies have 55% of their oil and gas equivalents hedged for 2002 and 28% for 2003, and these hedges, that are outlined in the press release, are quite favorable in light of today’s existing commodity prices. Long-lived reserve is something Magnum Hunter has always preached, the management of Price Energy felt the same. We both built our companies on acquisitions, that’s caused us to tend to buy from larger companies and buy long onshore reserves. With the reserve to production ratio now in excess of 12 years, the activities that Magnum Hunter has been having in the Gulf of Mexico will just further augment that and allow us to keep this long reserve life as a foundation to fund the exploration efforts we have ongoing.

The oil and gas mix becomes more balanced. It will be about 55% natural gas, 45% crude oil, which is something that we believe with the crude oil prices at a level that are attractive, we think makes sense for the combined shareholders. With this combined company, undoubtedly, we’ll be better capitalized and have a tremendously better opportunity to access the capital markets, both on the equity side and on the high yield side and in the commercial banking side.

So with that, I’d like to also introduce the other parties that are here today with me. We are going to, in a moment, turn the call over to everybody in the audience. Immediately to my left today is Phil Smith, he is the Chairman and CEO of Price; Lon Kile, the President and Chief Operating Officer will also be here to help answer your questions. From our company, Dick Frazier, our President and Chief Operating Officer; and Chris Tong, our Senior VP and Chief Financial Officer is here; as well as Mike McInerney, who heads up the Investor Relations area and is Vice President of our Company.

So, I think that the press release that we put up today, we tried to be pretty explicit with the details of the transaction. I want to go over again what the terms are so everybody has a good understanding of what we’ve proposed. I also want to alert everyone that when you get to your questions for the company, we’re trying our best not to give a lot of pro forma information. We’re trying to work off historical numbers. The reason for that is that we don’t know the timing of the closing of this transaction. It could be February, it could be March, it could be April, it could be May. It all depends on the Securities and Exchange Commission and the time aspects of having your statements current or stale in those filings.

We do plan to make a filing with the SEC, a combined filing, sometime in the next couple weeks; we’re working on it already. We announced in the press release it would be filed at least in January. We’re hoping to speed that up and perhaps get it filed sometime, like I said, in the next two to three weeks.

So, let me just kind of outline, again, the terms of the definitive agreement. The Price shareholders are going to receive $24 per common share payable in 2.5 shares of Magnum Hunter common stock for each share of Price Energy. There also is a cash component that is associated with this offer. That cash component is on a sliding scale, with a minimum of $.25 per common share to a maximum of $5.25 per common share to the Price shareholders. That sliding scale is totally dependent upon Magnum Hunter’s market price in a scale with a floor of $7.50, a ceiling of $9.50 during the average of 20 trading days, it is on the fourth trading day prior to closing. I know that’s a little complicated and it’s going to be difficult to track. We won’t know when we have clearance from the SEC until they call us and say that we’re effective. That will then begin the triggering point of when the shares will be priced.

Both companies have the ability to walk the transaction should Magnum Hunter stock fall below $7.50, Price would have that opportunity. If it goes above $9.50, we would have that opportunity. I want to assure you though, that we believe that that scale is sufficient based on the values here and it is not the intent to leave the transaction. We both have that right but not the obligation. It is our goal to close this transaction for the benefit of all shareholders involved.

So, with that being said, I’d like to have Bill, our moderator, open up the question and answer session and we’ll be happy to address the many questions, I’m sure, that our audience has today.

Moderator

Our first question will come from the line of Tim Cuther at JP Morgan. Please go ahead.

T. Cuther

Hey, Gary, how are you doing? A quick question for you, with regards to the sliding scale, do you have the financing in place if you get towards the upper end of that?

G. Evans

The existing credit facilities of both companies, the borrowing bases that are available, are sufficient to fund the cash portion. Now, obviously, with a merger we’ve got to put together a new senior bank credit facility. We’re already in the process of beginning to do that at this time. We plan to have a meeting with all of our banks in mid-January and we believe that the reserves and the borrowing base of the combined companies will be greater than they are separately. So, in answer to your question, we don’t believe there will be any need for additional capital outside of senior bank credit facilities to fund the cash portion if we should have to fund the maximum amount.

T. Cuther

And just one other question. The year-end reserve number for Price at the end of 2000, now, that doesn't include the Apache acquisition that they did, is that correct?

G. Evans

That is correct, it does not.

T. Cuther

Okay, so what would the reserve add there?

G. Evans

About $11 million BOE.

T. Cuther

Great, thanks.

Moderator

Our next question will come from the line of Van Levy at CIBC. Please go ahead.

V. Levy

Good afternoon, gentlemen.

G. Evans

Hello, Van.

V. Levy

Congratulations, it looks like a real good merger.

G. Evans

Thank you very much.

V. Levy

A couple of questions. Number one, Gary, I want to know what went into your mind when you were putting this together. What strategic value do you think you’re getting from the Price side of the equation and I’m really driving at maybe the stability of those assets and cash flow, etc.? That’s question number one.

Question number two would be, we’ve gone through almost all of the year, can you give us a sense of both companies what their proved, undeveloped component would be compared to the beginning of the year, has it changed materially?

G. Evans

To answer your first question, I think we all recognize that the next twelve months in our business is going to be rocky, it could be great or it could be bad or it could be middle of the road, a lot of it is dependent upon factors outside of our control. So, the one thing that we’ve strived to do is to be sure that when opportunities come about in this business, that we’re in a financial position to take advantage of them. And the one thing that made the Price merger so attractive from our side is that their stable, long-lived prove reserve base with substantial cash flow would allow us to continue to fund the exploration effort that Magnum Hunter has had ongoing for the last two years, primarily in the Gulf of Mexico, and as you know, the cap ex expenditures in that arena are extensive, especially when you’ve been running 90%, 95% success rates like we have.

So, to fund the infrastructure of platforms, the pipelines and to get these wells online takes a lot of capital and we were also concerned that we didn’t want to become too dependent on the Gulf of Mexico for growth and by sort of recapitalizing the company with Price’s long-lived onshore stable assets, gives us the flexibility to expand, if we like, the exploration effort and to look at opportunities we might have to pass on because of our current capital structure.

In many ways it was to better balance the company and make a better-rounded organization to have an opportunity to grow in the future. We also believe there will be other acquisition opportunities coming about over the next six to 12 months. A lot of larger companies have finally announced that they are going to begin divestitures and we believe a billion dollar, one TCF company is in a better position to take advantage of those opportunities than either one of our companies were on their own.

The question is, you know, we’ve probably been drilling more exploration than …, Price has probably been drilling more … and limited exploration, so when you look at the combined companies, there’s still about 25% of our reserves, in round numbers, that is proved undeveloped. What we have to do, to be sure that we maximize the dollars that we spend, is we’ve got to take a hard look at all the opportunities that we have on the combined basis and determine which ones should be hydrated and which ones should not be even drilled.

As any organization, when you grow like this, there’s going to be things that float to the top and things that fall to the bottom and the best thing that we can do is be open and honest with ourselves as to which projects are going to generate the best rate of return and concentrate only on those projects. That will likely mean that we will begin divesting quite a few properties. In fact, we’ve talked at length about possibly divesting between $50 to $100 million of oil and gas properties over the next 12 months, in either GE type partnerships like we did last year or the year before last or with other financial instruments as they have been offered to us from other banks. We might just sell to other independents, it depends on who pays the top dollar. But there’s no question that our goal is to continue to deliver on a combined basis, rationalize the assets and only drill those … or those exploration projects that have the highest rate of return.

V. Levy

Okay, Gary, one last question. My asset value for Price is somewhere around $27 a share, using the $3 price stack. When I’m looking at something like a $3.50, I get the $35 number. Are you seeing something similar to that in your work?

G. Evans

Well, obviously, all those net asset values are totally dependent upon commodity prices. There’s no question on the reserves, Price has a third party engineer report, we had our engineers review the top properties. We were within 5% of one another, so we believe like you, those reserves are solid, they have long life, there’s plenty of history to them. But you know the question is, where is the price deck going to be? And those price decks are the ones that change the net asset value more than anything else we can do. We feel like we’ve insulated ourselves to a large degree because we’ve got these hedges in place. We’ve got hedges on the books, both on the Magnum Hunter and Price side, that are significantly above the market. Fortunately, they’re not with Enron and we hope to be able to determine exactly what our cash flow is because we’ve got fixed prices on our deck for the next year.

V. Levy

Great, thanks. Congratulations.

G. Evans

Thank you.

Moderator

Our next question will come from the line of Ray Deacon at RBC, please go ahead.

R. Deacon

Yes, Gary, I had a question for you. Do you expect any price related reserve revisions this year, I guess either on the Price side or at Magnum Hunter? You know, if we see gas prices end up at $2.30 - $2.40 will that affect the quantity of reserves or will we see any negative revisions?

G. Evans

Well, if you look at 12/31/2000 versus 12/31/2001, undoubtedly for any E&P company, when you’re using $10 gas and $30 oil versus $2.80 gas or $2.30 gas or whatever it’s going to be and $18-$19 oil, there are going to be reserve additions because it’s just the way it’s calculated from an economic life. Now, are we expecting a write-down? No, but there’s still ten or so days left until the end of the month. I think in the current price environment we’re probably going to be okay, but I think there will definitely be reserve reductions just because of the economic life, based on last year’s extraordinary numbers.

R. Deacon

And where would you, I know it’s early, but what particular fields or assets on the Price side would you expect to or are you most excited about or where you would expect to see some growth going forward?

G. Evans

Well, I’ve got Dick here with me and I know there are some areas that he is very excited about and there’s also some acreage. One thing that we really didn’t mention is the large acreage position that Price has, not only that’s held by production but acreage that they received in a Pioneer acquisition that covers quite a few states. Dick and his team have done a pretty thorough job of looking at all the opportunities that Price has and I know the one property in Oklahoma, it was a high priority. Here, I’ll turn this over to Dick.

D. Frazier

I think the thing that we’re most pleased about is the way their properties fit with ours. Geographically, there’s such a good fit, the overlap of personnel should work out well for everybody. Specifically, the Eola Robertson, … in Oklahoma, we think, has a lot of potential. We think there are some properties in southeast New Mexico that we may be able to get some added value from, Keystone, Warwink, there are re-completions there that we think probably will work real well.

G. Evans

We have a new water flood project starting.

D. Frazier

There are two or three pretty nice water flood projects that are in various stages. The other thing is that they’ve got a pretty good south Texas and south Louisiana presence that we don’t have that is an area that we’ve tried to get into but we just haven’t found the right mix of properties and the right environment to be able to buy in that area. It’s all very exciting for our technical team. We’re ready to dig in a little deeper and get started working with them.

R. Deacon

Do you have any estimate of what kind of cap ex you'd need to try to maintain flat production on the Price properties or is it too early to tell?

G. Evans

Well, you know, we announced our cap ex yesterday. We wanted to get that out before this announcement so everybody kind of knew what our plans were for 2002, which is $75 million. I believe on the Price side they’re looking at around $30 million, which should hold their production flat. That tells you a lot, when you’re talking about over half the TCF of reserves and you can maintain production flat with $30 million, it tells you a lot about the life and the quality of the assets.

R. Deacon

Right. Well, thanks very much.

Moderator

Our next question will come from the line of Scott Burke at Frost Securities. Please go ahead.

S. Burke

Hi guys.

G. Evans

Hello, Scott, how are you today?

S. Burke

I'm well, thanks.

G. Evans

I think you're one of the few analysts who followed us both.

S. Burke

Yes, that looks like a great deal for both of you.

I just had a quick question about the hedges. You had outlined the hedges that you’ve got in your press release and I just wondered did you have additional hedges that you put on in response to this acquisition or are those just existing hedges that you have previously had?

G. Evans

Well, Magnum Hunter put on some new hedges over the past two weeks, and that is something we would have done anyway. But to ensure that the commercial bank group felt comfortable with respect to the combined credit, we felt like it was important to also put those hedges in place. The gas market has been kind of a wild card here lately and we put $60 million of new hedges a day on gas side, for Magnum Hunter for 2002 and then we put another $50 million for the first six months of 2003, and those were straight swaps and I think were outlined in that press release.

S. Burke

And then also, combining the production, Price had generally had kind of lower realizations or higher differentials. Just in trying to kind of do a pro forma model here, do you have any guidance for what you guys expect for differentials and then also perhaps operating expenses?

G. Evans

Again, we’re trying not to give out much pro forma information yet because of the timing of when those will occur. I think if you want to try to get into the intricate details of our numbers, we’ve got to get some things filed with the SEC first. I would say, Scott, you’re going to have to work off the historical information that both companies have provided.

S. Burke

Okay, I'll do that. That's all the questions I have. Thanks.

G. Evans

Thank you.

Moderator

Our next question will come from the line of Bill Dodge at Ryan Beck. Please go ahead.

B. Dodge

Good afternoon, Gary and everybody. I have a balance sheet question and an income statement question.

A balance sheet question, whether you can clarify on what the debt ratio will be after the merger, 59 to 65%, and whether there’s an asset write-up issue involved there at all as an uncertainty?

G. Evans

No, the 59 to 65% number is totally dependent upon the cash portion of the exchange. Obviously, if we have to pay more cash because our stock is lower, that drives it to the high end of that 66 number. If we use a little cash, it’s down to 59%.

B. Dodge

If you pay cash there's no asset write-up involved?

G. Evans

No, the barometer there is goodwill. Oil and gas companies can book goodwill now and we don’t know what that goodwill number is going to be. There will be some form of goodwill on our financial statements and we’re working with Deloitte and Touche on that right now.

B. Dodge

But would you say 59-66% you're pretty sure what the shareholder ecquity number is in that?

G. Evans

Yes, if you just want me to give you a pro forma as of Sept 30, the book equity is a little over $400 million, $402 million.

B. Dodge

Yes, I have that. I was just wondering what changes going forward?

And on the income statement, you say in the release that the merger is accretive of improved reserves, net asset value and many financial measures. … elaborate on what some of those many financial measures are.

G. Evans

I would say when you look at the pro forma EBIT DA, it's accretive. Pro forma cash flow is significantly accretive. Pro forma earnings is accretive, so basically...

B. Dodge

But can you think of anything where it's not accretive?

G. Evans

Yes, you know we didn’t want to name them all but I can’t, we’ve analyzed this thing from A to Z and there’s not been one ratio in anything I’ve seen, from our … opinion, from our bank to the guys that helped us on doing the analysis, that has not been accretive.

B. Dodge

Okay, thanks. It looks like a good deal.

G. Evans

Thank you very much.

Moderator

Our next question will come from the line of Tom Vanbuskirk at Troy Assets, please go ahead.

T. Vanbuskirk

Hi. Can you fill in a couple of details on terms? First off, you mentioned something about walk-away provisions. Also is there a walk-away date, break-up fee? And maybe also, if you could go into a little bit more about the background of the transaction, whether the other company had been shopped ahead of time etc.?

G. Evans

Okay, I’ll try to answer part of that and then I’ll probably turn your last question over to Phil Smith. The question related to, sorry I forgot my train of thought, what was the question?

P. Smith

This is Phil. I'll pick it up.

G. Evans

Okay.

P. Smith

According to Delaware law, we are required on Price's side to have our fiduciary out and we did negotiate one in the merger agreement so we have one for that.

The question whether we’ve shopped the company, I don’t really want to address that directly. I will say in the course of business, in the oil and gas business, every day you get contacted by somebody to talk so I think I’ll let it go at that.

G. Evans

If you want to know a little bit about the history, Lon and Phil and I, we had a meeting a year and a half-ago and discussed this idea, and the timing wasn’t right. They were rather new and were still working on building their acquisitions, we were just beginning our exploration front and you know, timing has so much to do with why marriages work. The key owner in Price, their largest shareholder, is Natural Gas Partners, and Ken Hersh, who runs the fund, has been a friend of mine for the last 10 or 15 years and their office is a mile down the road and we’ve talked about doing business for years.

So, it’s been the kind of thing where we knew each other, we respected one another, this is all the parties involved, we followed what each other has done. Our philosophies were really exactly the same as far as how we felt like companies should be built, timing of buying of properties, how to do that. The only difference was we had an exploration front going on that Price didn’t at this point and rather them building that from scratch, they decided to ride our horse because of the success we’ve had.

Our business needs to have a lot more consolidation. There are other companies, much smaller than us, that need to be consolidated and you’re seeing that. The industry is getting smaller and smaller and I think will continue to be so. In order for us to compete, we feel like we have to be bigger and bigger and that’s to get the attention from Wall Street, to get the attention from the capital markets and to have the capital necessary to fuel our future growth. It was something that a lot of discussion was held and when we started to make the decision it happened very quickly, within the last ten days.

T. Vanbuskirk

Okay, and just the question on break-up fees?

G. Evans

There is a break-up fee involved should a third party get involved. On both sides, it's $15 million and that's the break-up fee.

T. VanBuskirk

Thanks.

Moderator

Our next question will come from the line of Jeff Goldman at First Capital. Please go ahead.

J. Goldman

Yes, as a follow up to the last question, I was wondering how much due diligence was completed? It sounds like maybe only ten days or maybe how long have you been under a confidentiality agreement?

G. Evans

We’ve been under a confidentiality agreement for about a month and a half. The thing that sped up the due diligence effort is that our engineering firm had already evaluated most of the properties that Price had because they had done work for other clients in the same fields and that’s what sped it up.

J. Goldman

Okay. Is there anything else that's left?

G. Evans

To do on due diligence?

J. Goldman

Yes.

G. Evans

No, we've inspected plants. We've done environmental review. No, nothing's left. We've been working around the clock.

J. Goldman

Okay, and also can you expand a little bit on the logic behind the cash sliding component and the assumptions behind it and maybe why you didn't have something that's simpler?

G. Evans

It’s quite simple. We do not want to do a reverse merger and by keeping the stock component fixed, in order to get the value that Price needed, when you look at the net asset value of the company, that’s what caused the sliding scale cash component.

J. Goldman

Okay. Thank you.

Moderator

Our next question will come from the line of Rod Dunlap at BNP Paribas, please go ahead.

R. Dunlap

Good morning, guys. Just kind of curious if you've approached the rating agencies with this deal as of yet and what their feedback might have been if you have?

G. Evans

I was trying to get a little sleep. We definitely plan to go to the rating agencies. We wanted to get the information out, have the call happen and it is our goal to meet with the rating agencies in January. We believe that we’re going to be hitting them hard for an improvement in our rating because we’ve been doing that anyway on the Magnum Hunter front and one of the biggest negatives we ever heard out of the agencies, in fact, the only negative that I can remember, is size. And well, we’re solving that problem and we’re going to be with a lower debt to equity ratio, higher production, a better rounded base, and we’re expecting a rating increase.

R. Dunlap

Okay, just one notch?

G. Evans

Well, I’m not going to be asking for just one notch, but I guess I’ll be happy with whatever I get. We’ll probably, again, I think a lot of the rating agencies’ decisions are going to be, you know, we’ve represented in the past that we would do things, then deliver, do things, then deliver. We’ve always done that. When we went to the bond market, before we were 87% debt to cap, we told the bondholders we would deliver. We did an equity offering of $37 million, we did a convertible preferred offering of $50 million and we’ve done a warrant issue of $60 million. So, we’ve always done what we said we would do. We plan to deliver by selling between $15 and $100 million of properties. If we can convince the rating agency that we will do that, we’ve done that in the past, then I think we have a good chance of getting maybe more than one notch.

R. Dunlap

Okay, great transaction. Thanks guys.

G. Evans

Thank you.

Moderator

Our next question will come from the line of Erin Larson at John S. Herald Company.

E. Larson

Good afternoon. I have two quick questions. First, how many fully diluted shares does Price currently have outstanding?

And second, how many options are currently outstanding and is there a weighted average exercise price for the options?

G. Evans

I'm going to turn the call over to Lon Kile and he's better suited to answer that than me and give me a chance to be quiet.

L. Kile

The fully diluted shares outstanding are going to be $14.8 million. The average exercise price on the options, which constitutes about $2.2 million of that number, is $8.58.

E. Larson

Great, I appreciate it.

Moderator

Our next question will come from Luca Ipalito at Chesapeake Partners, please go ahead.

L. Ipalito

A couple more questions on the mechanics, if you'll bear with me. You mentioned in the press release walk-away's outside of certain prices. Could you explain that a little bit more?

G. Evans

Well, basically both companies have the ability to walk away from the transaction should the market price of Magnum Hunter fall outside of the collar.

L. Ipalito

So below $7.50?

G. Evans

And above $9.50.

L. Ipalito

Magnum can walk, and above $9.50 Price can walk?

G. Evans

No, you've got it backwards. Below $7.50 Price can walk; above $9.50, Magnum can walk.

L. Ipalito

And I guess my question is why? That may seem naive, but I mean...

G. Evans

Again, this is an all-stock transaction. I think both companies want to ensure that this is received favorably and viewed properly by the market. It’s a right, not an obligation, and neither party, at this point, believes that’s going to happen.

L. Ipalito

And what do you expect the coverage ratios to be pro forma?

G. Evans

Well, again, we’ve tried to sort of state that because we don’t know the timing of when this is going to close, all those ratios are kind of a moving target, so we are trying to work off historical data.

L. Ipalito

I guess I'm very surprised that with Magnum's stock at $7.78, you would have a walk-away in which Price can walk below $7.50.

G. Evans

It was $8.50 when we negotiated the transaction. That is the middle of the collar.

L. Ipalito

Thank you for the clarification.

Moderator

Our next question will come from the line of Brad Vigo with Credit Lyonnaise. Please go ahead.

B. Vigo

Thanks. Congratulations, guys. It looks like a pretty good deal. My question is really kind of to narrow in Magnum Hunter's year-end reserves. Have you given any guidance on what you expect reserve replacement to be or where you think you're going to come out at year-end versus your year-end 2000 reserve?

G. Evans

No, we haven't given any guidance because we're in the middle of doing that right now.

B. Vigo

Okay. But kind of off the cuff, what would you say?

G. Evans

I'm not going to answer that, sorry. I'm sorry, I can't answer that.

B. Vigo

Alright. Thanks.

Moderator

Our next question will come from the line of Chris Carnie with CBA Securities. Please go ahead.

C. Carnie

Hi, would you be able to give any information on what you paid per MCF in this transaction of natural gas?

G. Evans

Well, if you look at last year’s numbers, it was somewhere in the $.79 to $.85 range. The final number won’t be determined until the deal happens and we know what each other’s reserves are, but it was definitely less than the market and you know, it could be as low as, like I say, mid $.80’s to as high as a buck.

C. Carnie

Okay, thank you very much.

Moderator

Our next question will come from Mark Moony from GE Capital, please go ahead.

M. Moony

Hi guys, pretty exciting transaction. I’m just coming in late to this whole thing so I have basically three numbers that I’m curious about. Worst case, what would the liquidity and availability be for the combined entities once this transaction occurs, that’s one number I’m looking for. Second would be the combined funded debt and finally, the combined pro forma EBITDA.

D. Frazier

Well, Mark in answer to some of those questions and Lon, please correct me if I’m wrong, but I believe in the worst case scenario where we paid the $5.25 per share in cash, looking at September numbers on a combined basis and where our borrowing bases are currently, etc, we’d have a minimum of $60 to $70 million in bank availability plus a positive net working capital number, which would be somewhere in the $15 -$20 million range the working capital side.

M. Moony

Okay, great.

D. Frazier

As far as debt goes, if you look at the September numbers, I believe that Price was at $251 in September and we had, I think, let me look here...

L. Kile

You know the bonds are $129.5 and the commercial bank debt for Magnum Hunter at September 30 was in the $140 range.

D. Frazier

On a combined basis, assuming there was no cash component, which is not right because there’s a minimum cash component of $.25 a share, but we’d have $523 million in combined long term debt, and again it’s going to depend on the stock price at closing for us. But when you look at the debt to capital ratio on September ‘01 pro forma numbers, as Gary mentioned earlier, we have a debt to capital ratio between … and 56%.

M. Moony

Right. And then combined EBIT DA kind of after funded debt EBITDA number?

D. Frazier

Two hundred thirty-two million combined EBITDA.

M. Moony

Wow.

D. Frazier

That's really 12 months.

M. Moony

What would it have been based on third quarter? I guess that's probably tweaking it too much.

D. Frazier

Well, see, yes, we’re looking at basically that number as being a number right in the ballpark for next year as well. Because of the hedges in our production growth, that number should be around the same level.

M. Moony

Okay, great. Wow.

D. Frazier

It's a great deal. Your coverage's just got a whole lot better.

M. Moony

Great, I appreciate it. Now will there be some additional pro forma information available soon?

G. Evans

Particular lenders, like yourself, that are working with us, we can give you some more information.

M. Moony

Okay, real good. I appreciate it. Congratulations.

G. Evans

Thank you.

Moderator

The next question will come from the line of Jeff Chimiluski at CitiGroup, please go ahead.

J. Chimiluski

Yes, you mentioned earlier that the credit facility was going to be used to fund the cash, I was just wondering how large the facility is and what the undrawn capacity is?

G. Evans

Well, if you look at Price's facility, I'll let Lon Kile respond to that. Magnum Hunter has $160 million borrowing base as of the end of September, we had about $20 million available. Lon?

L. Kile

Yes, our borrowing base is $375 with the current credit facility. We have outstanding currently $240, but the additional $50 million from $325 to $375 is only available for acquisitions. So, basically you have between $240 and $325, which would be $85 million of the capacity under the Price credit facility right now.

J. Chimiluski

And on the Magnum Hunter you said you had $160 and $20 of it...?

G. Evans

Was available.

J. Chimiluski

Was available? So, just doing the math, $5.25 times, was it twelve million shares, is there capacity for the cash component on there?

G. Evans

Well, if you add up the $20 million and their $85...

J. Chimiluski

Okay, got you.

G. Evans

And working capital, we're not even including working capital there, that's just bank credit availability.

J. Chimiluski

I was assuming the Magnum Hunter facility was being used to write the check.

G. Evans

Well, no, it's going to be a combined company. It will be a new facility. These existing facilities, in many respects, are somewhat meaningless because there's going to be a whole new facility that we believe will be bigger and better.

J. Chimiluski

Okay, thank you.

Moderator

Our next question will come from the line of Nicos Hannapollo at Morgan Stanley, (and I apologize for the last name). Please go ahead.

N. Hannapollo

Not a problem. Sorry to go back to this collar question that the caller asked a little bit ago. Your stocks are 100 day … of 50% so even when you strike the deal at a year and a half in the middle of a quarter, it’s still very likely that within the life of this deal it’s going to go above or below. What I really don’t understand is say your price goes up a lot, presumably, both companies, if they were separate, would both benefit because your both exposed to similar commodity prices or market conditions. So, if you really want to do this … you protect at $24, I still don’t understand why you would have such a narrow collar?

G. Evans

Well, again, the collar is only an option, it's not an obligation. I wouldn't put too much weight on the collar.

N. Hannapollo

Okay, thank you.

G. Evans

Okay?

Plus it was 17% down and up, it’s not that narrow of a collar, it’s 35%.

G. Evans

Okay, Bill, I think we're wrapped up.

Moderator

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That does conclude your teleconference for today. Thank you for your participation and for using the AT&T Executive Teleconference. You may now disconnect.

Additional Information and Where to Find it

In connection with the proposed merger, Magnum Hunter and Prize will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Magnum Hunter and Prize with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of Magnum Hunter’s filings may be obtained by directing a request to Magnum Hunter Resources, Inc., 600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039, Attn: Michael P. McInerney, telephone: (972) 401-0752. Free copies of Prize’s filings may be obtained by directing a request to Prize Energy Corp., 3500 William D. Tate, Suite 200, Grapevine, Texas 76051, Attn: Lon C. Kile, telephone: (817) 424-0406.

Participants in the Solicitation

Magnum Hunter, Prize and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Magnum Hunter’s stockholders and Prize’s stockholders, respectively, under the rules of the Commission, including their interests in the merger, will be set forth in the joint proxy statement/prospectus to be filed by Magnum Hunter and Prize with the Commission.

The information in this release includes certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements, and Magnum Hunter Resources, Inc.‘s business and prospects, are subject to a number of risks, including volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund its operations, environmental risks, drilling and operating risks, risks related to exploration and development drilling, uncertainties about estimates of reserves, competition, government regulation, and the ability of the company to implement its business strategy. These and other risks are described in the company’s reports that are available from the SEC.